FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1901 – 1177 West Hastings Street

Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

December 10, 2007

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is December 10, 2007.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer acquires the Mayflower property, located adjacent to its North Bullfrog project in southwestern Nevada.

Item 5.	Full Description of Material Change

The Issuer has entered into a binding letter of intent to lease the Mayflower property, located adjacent to its North Bullfrog project in southwestern Nevada.  The Mayflower property, host to the former Mayflower Mine, was most recently explored by Barrick Gold Corporation in the mid 1990’s.  Drilling by Barrick indicated the presence of both a high-grade vein hosted system and a broad low-grade bulk tonnage target on the property.

Property Summary

The Mayflower property lies at the south end of the North Bullfrog Project area located near Beatty, Nevada.  The property lies within the overall North Bullfrog target area and, as such, shares many similarities with the district geology described in earlier news releases (NR07-05).  The Mayflower Mine, situate on the property, was developed along a northwest-trending, steeply-dipping, high-grade quartz-calcite vein system hosted in volcanic rocks.  The mine was active intermittently from 1905 until about 1941, with at least 1,100 metres (3,500 feet) of workings to a depth of at least 150 metres, but no historic production records are available.  Historic mapping and sampling along the Mayflower structural zone reportedly outlined a target which is over 900 metres long and remains open under cover to the south-east.

Previous drilling conducted by Barrick Gold Corporation in the mid 1990’s on the Mayflower property returned encouraging results.  Information provided to the current property owners in a Barrick project summary report indicates that Barrick drilled a total of 29 holes (4,497 metres) and reported significant intersections of gold mineralization within 200 metres of surface (Table 1), including 8.3 g/t gold over 12.2 metres (including 28.8 g/t gold over 3 metres) and 4.2 g/t gold over 26 metres (including 41.5 g/t gold over 1.5 metres).  Of the 29 holes, 19 had at least 3 metres of 0.3 g/t gold, while the remaining 10 encountered no significant mineralization.  Drilling was shallow, and the mineralization remains open along strike and at depth.  The Barrick report further indicates that there is a significant halo of low-grade mineralization surrounding the higher-grade veins, with some holes intersecting multiple veins separated by thick zones of low-grade gold – for example, hole NB202, which returned 42.7 metres of 1.55 g/t gold.  The Issuer cautions that it has not independently verified any of the results reported by Barrick, but believes such information to be reliable.

The initial focus of the Issuer’s work at the Mayflower property will be to expand the known vein system at depth and along strike as well as assessing the bulk tonnage potential of this part of the overall North Bullfrog system.  The Issuer is currently planning a 4,500 metre drill program for the overall North Bullfrog project (which will include drilling at the Mayflower property) at a projected cost of approximately USD 600,000.  The program is scheduled to begin in late January of 2008.

Table 1: Historic Mayflower Drilling Results*

(Intervals calculated using nominal 0.25 g/t gold cutoff, intersections reported below are not necessarily true widths)

Drill Hole	From (m)	To (m)	Length (m)	Gold (g/t)
NB14	45.7	70.1	24.4	0.722
NB110	198.1	216.4	18.3	0.500
NB198	48.8	61	12.2	8.322
including	48.8	51.8	3.0	28.820
	70.1	86.9	16.8	1.132
including	77.7	79.2	1.5	5.250
NB202	77.7	120.4	42.7	1.551
including	85.3	88.4	3.0	7.480
NB216	59.4	74.7	15.2	1.120
NB217	15.2	32	16.8	2.105
including	16.8	19.8	3.0	5.651
NB219	41.1	47.2	6.1	1.402
including	44.2	45.7	1.5	4.310
NB219	56.4	65.5	9.1	1.639
including	56.4	57.9	1.5	4.315
NB220	118.9	125	6.1	5.458
including	118.9	121.9	3.0	10.205
NB223	47.2	50.3	3.0	2.752
including	48.8	50.3	1.5	5.171
NB223	71.6	97.5	25.9	4.146
including	73.2	76.2	3.0	22.463
including	73.2	74.7	1.5	41.500
NB224	96	112.8	16.8	0.388
NB227	27.4	50.3	22.9	0.970
including	42.7	44.2	1.5	3.801
NB233	19.8	25.9	6.1	0.879
NB233	41.1	54.9	13.7	1.199

*

Assay data taken from results reported by Barrick Gold Corporation and are believed to be representative, although the Issuer has not yet confirmed these with its own drill data.  Until such confirmation has been obtained, readers should not place undue reliance on the information contained herein.

Terms of Acquisition

The Issuer has entered into a binding letter of intent to lease the Mayflower property from the current owners (all of whom are at arm’s length to the Issuer).  The property consists of eleven patented mining claims, aggregating approximately 76 hectares.  The binding letter of intent provides for the following lease terms:

      Term:  Initial term of 5 years, commencing December 1, 2007, with the option to extend the lease for an additional 5 years.  The lease will continue for so long thereafter as the property is in commercial production or, alternatively, for an additional three years if the Company makes advance minimum royalty payments of USD 100,000/year (which are recoupable against actual production royalties).
      Lease Payments:  USD 5,000 and 25,000 common shares of the Company following TSXV acceptance of the transaction, and an additional 20,000 common shares on each of the first through fifth lease anniversaries.  If the Company elects to extend the lease for a second 5 year term, it will pay USD 10,000 and issue 50,000 common shares upon such election being made, and an additional 50,000 common shares on each of the sixth through tenth anniversaries.
      Work Commitments:  USD 100,000 per year for years 1 - 3, USD 200,000 per year for years 4-6 and USD 300,000 for years 7 - 10.  Excess expenditures in any year may be carried forward.  If the Company does not incur the required expenditures in year 1, any deficiency is required to be paid to the lessors.
      Retained Royalty:  The Company will pay the lessors a net smelter returns royalty of 2% if the average gold price is USD 400 or less, 3% if the average gold price is USD 401-500 and 4% if the average gold price is greater than USD 500.
      Purchase Option:  The Company will have the right to purchase the property outright (together with the retained royalty) during the first 10 years for USD 10,000,000.  Following year 10 the USD 10,000,000 purchase price will be escalated annually based on the US annual Consumer Price Index increase for that year.

The Mayflower property, and associated acquisition costs, will be added to the ITH-Redstar Joint Venture properties in which ITH has the right to earn a 70% interest.  The Mayflower lease will be subject to the acceptance for filing thereof by the TSXV on behalf of ITH.

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report.  Mr. Pontius is the President and CEO of the Issuer.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated property acquisitions, exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Issuer’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its U.S. public disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

December 12, 2007